ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 30, 2015	Maureen A. Meredith T +1 617 951 7239 maureen.meredith@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 138 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on March 2, 2015, relating to AMG Managers Skyline Special Equities Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

General

1. Comment: The Staff notes that certain material information was omitted from Post-Effective Amendment No. 138. Please confirm all information will be filed with the SEC in the post-effective amendment to the Trust’s Registration Statement relating to the Fund to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response: The Trust confirms that all outstanding information will be filed with the SEC in the 485(b) Amendment.

Prospectus

2. Comment: In the principal investment strategies disclosure, please explain how Skyline Asset Management, L.P., the subadvisor to the Fund (“Skyline” or the “Subadvisor”), identifies companies that it believes have been neglected by the investment community.

Response: The Trust respectfully submits that the existing principal investment strategies disclosure addresses how Skyline identifies companies that it believes have been neglected by the investment community. The “Summary of the Fund – Principal Investment Strategies”

section provides that “[t]he Fund generally invests in companies that Skyline believes fall into one of the following three categories:

•	A company whose stock is trading at a price/earnings ratio below the average for the overall stock market, and that Skyline believes will achieve above average growth in earnings.

•	A company that has experienced problems leading to a depressed stock price where Skyline believes that there is a reasonable likelihood that the company’s operations will improve.

•	A company that does not fall into the above categories, but that, because of special circumstances, Skyline believes is undervalued and, consequently, offers potential for appreciation.”

The “Additional Information About the Fund – Additional Information About the Fund’s Principal Investment Strategies” section then describes Skyline’s in-depth research of stocks as it identifies companies in which to invest. As disclosed in the Prospectus, this research includes reviews of corporate documents; reviews of existing reports written by third-party sources; preparation of a comprehensive income statement model; reviews of industry comparisons; and meetings with a company’s senior management. Therefore, the Trust respectfully declines to make the requested change.

3. Comment: The Staff notes that the disclosure under “Additional Information About the Fund – Additional Information About the Fund’s Principal Investment Strategies” refers to a lead portfolio manager, while the disclosure under “Additional Information About the Fund – Fund Management” provides that William F. Fiedler, Michael Maloney and Mark N. Odegard are the portfolio managers jointly and primarily responsible for the day-to-day management of the Fund’s investments. Please reconcile the disclosure and conform it to Item 10(a)(2) of Form N-1A, as appropriate.

Response: The Trust respectfully submits that the Fund’s existing disclosure is compliant with the requirements of Form N-1A. In response to Item 10(a)(2) of Form N-1A, the “Additional Information About the Fund – Fund Management” section of the Prospectus provides that William F. Fiedler, Michael Maloney and Mark N. Odegard are the portfolio managers jointly and primarily responsible for the day-to-day management of the Fund’s investments. As described under “Additional Information About the Fund – Additional Information About the Fund’s Principal Investment Strategies,” each of the three portfolio managers covers specific sectors of the small-cap universe. The term “lead portfolio manager” as used in the Prospectus refers to the portfolio manager responsible for the securities in a particular sector. No individual serves as lead portfolio manager of the overall Fund for purposes of Form N-1A disclosure requirements. Therefore, the Trust respectfully declines to revise the existing disclosure.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 951-7239.

Very truly yours,

/s/ Maureen A. Meredith

Maureen A. Meredith

cc:	Mark Duggan, Esq.

Lewis Collins, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.